Contact

www.linkedin.com/in/
allisonkelly595 (LinkedIn)

Top Skills

Strategic Planning
Management
Business Development

Languages

French
Fulah

Publications

MBA in a Day

Are you suffering from small
business success?

4 Things You Must Do for Your
Business at the Start of 2015

Allison Kaiser Kelly
CEO at ICA
Oakland, California, United States

Summary

Social-purpose driven leader in the financial services industry.
Allison has deep expertise in small business advising, lending,
and economic development. She is passionately committed to
equality and community empowerment. As CEO of ICA Fund Good
Jobs, Allison is responsible for leading the growth and impact of
the organization in order to meet the needs of the region's small
business community.

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Experience

ICA Fund Good Jobs
CEO
June 2019 - Present (3 years 7 months)
Oakland, CA

Just Economy Institute
Fellow
October 2021 - Present (1 year 3 months)

Goal Five
Board Member
September 2021 - Present (1 year 4 months)
Oakland, California, United States

CDFI Coalition
Board Member
March 2022 - Present (10 months)
Oakland, California, United States

The CDFI Coalition is the unified national voice of community development
financial institutions. Our mission is to encourage fair access to financial
resources for America's underserved people and communities.

CNote

Advisor
March 2016 - Present (6 years 10 months)
Oakland

Mal Warwick | Donordigital
Board Member
April 2015 - Present (7 years 9 months)
Berkeley, CA

CDC Small Business Finance
Senior Vice President of Strategic Initiatives
September 2015 - May 2019 (3 years 9 months)
Oakland, California

CDC Small Business Finance is one of the largest community-based small
business lenders in the country with a portfolio of nearly $2 billion in loans
outstanding. A non-profit lender providing capital to small businesses so they
can expand, grow and create jobs in California, Arizona and Nevada. In 37
years, CDC has helped create over 160,000 jobs by leveraging more than
$12 billion in loans to over 10,000 small businesses. Making a difference one
job...one small business...one community at a time.

Pacific Community Ventures
7 years 2 months

Managing Director, Corporate Officer
July 2014 - July 2015 (1 year 1 month)

Lead the integration of the small business lending and advising programs at
PCV which includes a team of 5 people. Hire and onboard the new position
of Director of Lending. Lead team that doubled lending activity in Q4. Design
and implement a pricing strategy for PCV's online business advising program
BusinessAdvising.org. Secure $250k in funding from a new philanthropic
funding partner. Responsible for the fundraising and revenue generation
of the combined programs ($2M). Oversee the matching of more than 350
partnerships between advisors and entrepreneurs on platform including: one-
on-one meetings, strategy roundtables, networking events & content driven
webinars.

Chief Operating Officer
December 2012 - July 2014 (1 year 8 months)
San Francisco

Oversee and manage Marketing, IT and Operations, and Development for
organization. Coordinate the Business Advising program. Manage 5 direct

reports and maintain organizational infrastructure to support four programs. Secure funding and sponsorships for organization and its programs. Provide sound leadership and organizational oversight, including project management, event management, resource allocation, and acquisition of funding. Oversee external vendors. Manage grants and reporting. Identify and target new sources of funding to support $3.5M operational budget.

--Created marketing department. Developed communication framework and key messaging. Hired and mentor Marketing and Development Coordinator.

--Migrated IT function from local servers to cloud-based solution, enabling remote access to data. Reduced costs by 30% while increasing file storage capability by 100%.

--Launched and manage small business mentoring platform. Created business model, pricing model, product improvements, and marketing plan. Manage staff and strategic partnerships.

Statewide Director, Business Advising
December 2009 - December 2012 (3 years 1 month)

Managed flagship program for nonprofit in two statewide geographies: San Diego and San Francisco. Managed PCV's Business Advising team to further develop the business services model. Built and maintained an infrastructure to support increased activity with companies, advisors, and partner organizations. Raised funds to support $50OK+ budget. Write grants and report on applications. Administer funds received from grants within defined parameters.

Director, VidaCard
June 2008 - December 2009 (1 year 7 months)
San Francisco

Launched and directed promotion and implementation of VidaCard, a prepaid MasterCard for healthcare. Raised funds to underwrite social enterprise. Hired staff and managed operations of venture, including designing and selling program. Formed and managed Board of Advisors, comprised of professionals representing all sectors of market. Initiated and cultivated relationships with potential strategic partners, including Health Net, Safeway, Cisco, and Intuit. Redesigned and directed healthcare policy initiative. Engaged healthcare policy consultant and small business owners in discussions on healthcare.

Kane and Finkel Healthcare Communications
Director, Strategic Planning
February 2007 - June 2008 (1 year 5 months)

Participated in development of strategic and tactical plans for five pharmaceutical companies, including eight brands (targeting medical professionals and consumers). Developed positioning statements and messaging. Defined goals and objectives. Created strategies and plans to meet client sales goals. Conducted market research to maximize brand equity and inform market strategy. Conducted in-depth "eLandscape" analysis to assess competitive web activity, partnership opportunities, competitive messaging, and online/digital marketing opportunities for clients. Developed and implemented an agency-wide training program. Drove business expansion plan for two-year dormant division within agency. Created resources and tools to increase ability of agency to meet client needs.

Monogram Biosciences
Product Manager
June 2004 - December 2006 (2 years 7 months)
South San Francisco

Promoted portfolio of HIV resistance testing products. Identified need and market opportunities. Developed messaging strategy and managed advertising agency in execution. Educated and managed relationships with healthcare professionals specializing in the treatment of HIV and key opinion leaders (KOLs) in the US via national medical education programs on HIV resistance testing. Managed medical education agency to coordinate logistics, secure speakers, and attract participants. Launched new HIV resistance test, Trofile. Developed relationships and leveraged partnerships with pharmaceutical companies to secure funding for medical education efforts. Supported 25-person national sales force through local programs, sales training, and development of sales collateral. Maintained two product websites targeting providers and patients, including redesign of one site.

Population Services International
Associate Program Manager
January 2003 - February 2004 (1 year 2 months)

Supported and lead social marketing strategy by providing onsite and remote marketing and technical guidance. Identified opportunities to make significant impact within Family Planning and Reproductive Health practice area of healthcare. Coordinated with national offices in foreign countries to design projects, write proposals, and identify sources of support. Developed capacity of staff in marketing and communication strategy and plans by providing short-term technical assistance onsite to the Democratic Republic of Congo, Tanzania, and Guinea.

LoopNet
Business Development Analyst
1999 - 2001 (2 years)

Contributed to revenue growth (43%) by implementing new products and services (on-line news feed, on-line property insurance channel, integrated demographics with property listings) to meet customer needs. Managed product development and relationships with strategic business partners (NewsAlert, Aon, Applied Geographic Solutions).

United States Peace Corps
Peace Corps Volunteer & Trainer
June 1996 - November 1998 (2 years 6 months)

Education

Thunderbird School of Global Management
MBA, International Business · (2001 - 2002)

University of Oregon
BA, Psychology, English · (1992 - 1996)